Mail Stop 3010

May 20, 2010

Via U.S. Mail and Fax (713) 866-6981
Mr. Stephen C. Richter
Chief Financial Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

      RE: **Weingarten Realty Investors**
              Form 10-K for the period ended December 31, 2009
              Filed March 1, 2010
              Schedule 14A filed March 26, 2010
              File No. 0-12423

Dear Mr. Richter:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note 3. Variable Interest Entities, page 62

1.   We note that in December 2009, one unconsolidated joint venture became a VIE and it is not clear from the disclosure if you consolidate this joint venture. Please show us the disclosure you will include in future filings to address this issue.

Note 8. Property, page 69

2.   We note that during 2009 you sold 11 retail buildings at seven operating properties. Please tell us how you determined that you had no continuing involvement with the buildings as contemplated by the guidance in ASC 360-20-40-42.

Note 15. Commitments and Contingencies, page 74

3.   We note that as a result of the settlement in July 2009 you may be required to provide additional collateral in the amount of $45.7 million. Please tell us how you have accounted for this additional collateral.

Definitive Proxy Statement on Schedule 14A

Compensation Disclosure and Analysis, page 16

4.   We note your statement on page 7 that your compensation policies and practices for non-executive employees are not reasonably likely to have a material adverse effect on our financial results. We note that you have not included any disclosure as it relates to your executive compensation policies and practices in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion. Refer to Item 402(s) of Regulation S-K.

Annual Cash Compensation, page 18

5.   We refer to the summary compensation table on page 23 and note that Messrs. Hendrix and Richter each received increases to their base salary for 2009. Please tell us why the compensation committee elected to increase their salary. Note that your disclosure should include a discussion for all your named executive officers and not just your top two executives. Confirm that you will include similar disclosure in future filings.

Annual Bonus, page 18

6.   Please briefly describe to us the individual targets used to determine annual bonuses for Messrs. Hendrix and Richter and how the achievement of those targets resulted in the bonus amounts actually paid. Confirm that you will include similar disclosure in future filings.

7.   Please describe to us how you determined the annual bonus amounts awarded to Messrs. S. Alexander, Hendrix and Richter. For example, explain how the achievement of 75% of the target for Mr. S. Alexander led to a payment amount of $354,400. Confirm that you will include similar disclosure in future filings.

Long-Term Equity Incentive Compensation, page 19

8.   We note that the Compensation Committee has tabled its decision as it relates to equity compensation for 2009 performance. Please confirm for us that you will file an Item 5.02 Form 8-K at such time as the committee determines equity awards for your named executive officers.

Summary Compensation Table, page 22

9.   We note that each named executive officer received stock and option awards in 2009. It is unclear from your disclosure when and why these awards were granted. Your disclosure states that the Compensation Committee tabled the discussion on share option and restricted share grants to the named executive officers, based on 2009 individual and company-wide performance. Please tell us when and why these awards were made. If these were performance awards granted in 2009 based on performance in 2008, please consider including in future filings a footnote to that effect and referring to any CD&A discussion in your prior proxy statement.

*   *   *   *

        As appropriate, please amend your future disclosures and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the planned disclosures to expedite our review. Please furnish a cover letter with your planned disclosures that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your planned disclosures and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief